UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Banco Santander (Brasil) S.A.

2Q16 BR GAAP – EARNINGS RELEASE

July 27th, 2016

Simple | Personal | Fair

Santander

1

CONTENTS

CONTENTS

MANAGERIAL ANALYSIS OF RESULTS – BR GAAP

KEY CONSOLIDATED DATA	03

sTRATEGY	04

EXECUTIVE SUMMARY	05

SANTANDER BRASIL RESULTS
MANAGERIAL INCOME STATEMENT	06
BALANCE SHEET	10

OUR SHARES	19

RATINGS	20

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS	21

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIANTION	24

KEY CONSOLIDATED DATA

KEY CONSOLIDATED DATA

All information, indicators and comments relating to the Income Statement in this report consider the managerial results, except where indicated otherwise. The reconciliation with the accounting results can be found on pages 24 and 25.

MANAGERIAL¹ ANALYSIS - BR GAAP	1H16	1H15	Var.	2Q16	1Q16	Var.
			1H16x1H15			2Q16x1Q16

RESULTS (R$ million)
Net interest income	15,408	14,620	5.4%	7,808	7,599	2.8%
Fee and commission income	6,419	5,738	11.9%	3,328	3,090	7.7%
Allowance for loan losses	(4,940)	(4,450)	11.0%	(2,515)	(2,424)	3.7%
General Expenses²	(8,834)	(8,403)	5.1%	(4,424)	(4,410)	0.3%
Managerial net profit³	3,466	3,308	4.8%	1,806	1,660	8.8%
Accounting net profit	2,560	4,565	-43.9%	1,347	1,213	11.1%

BALANCE SHEET (R$ million)
Total assets	655,194	605,290	8.2%	655,194	668,750	-2.0%
Securities	149,988	145,900	2.8%	149,988	151,377	-0.9%
Loan portfolio	244,284	254,402	-4.0%	244,284	248,271	-1.6%
Individuals	86,826	81,534	6.5%	86,826	85,593	1.4%
Consumer finance	31,961	35,338	-9.6%	31,961	32,708	-2.3%
Small and Medium Enterprises	32,274	35,396	-8.8%	32,274	33,837	-4.6%
Corporate	93,222	102,135	-8.7%	93,222	96,133	-3.0%
Expanded Credit Portfolio[4]	308,377	321,174	-4.0%	308,377	312,018	-1.2%
Funding from Clients[5]	287,840	275,524	4.5%	287,840	283,141	1.7%
Equity[6]	56,779	56,665	0.2%	56,779	54,428	4.3%

PERFORMANCE INDICATORS (%)
Return on average equity excluding goodwill[6] - annualized	12.8%	12.8%	0.1 p.p.	13.0%	12.6%	0.4 p.p.
Return on average asset excluding goodwill[6] - annualized	1.0%	1.1%	-0.1 p.p.	1.1%	1.0%	0.1 p.p.
Efficiency Ratio[7]	49.6%	50.0%	-0.4 p.p.	48.5%	50.8%	-2.4 p.p.
Recurrence Ratio[8]	72.7%	68.3%	4.4 p.p.	75.2%	70.1%	5.2 p.p.
BIS ratio[9]	17.7%	18.1%	-0.4 p.p.	17.7%	16.4%	1.3 p.p.

PORTFOLIO QUALITY INDICATORS (%)
Delinquency ratio (over 90 days)	3.2%	3.2%	0.0 p.p.	3.2%	3.3%	-0.1 p.p.
Delinquency ratio (over 60 days)	4.8%	4.1%	0.6 p.p.	4.8%	4.2%	0.6 p.p.
Coverage ratio (over 90 days)	209.3%	184.7%	24.6 p.p.	209.3%	200.1%	9.2 p.p.

OTHER DATA
Assets under management - AUM (R$ million)[10]	223,903	178,318	25.6%	223,903	213,191	5.0%
Branches	2,266	2,262	4	2,266	2,263	3
PABs (mini branches)	1,173	1,181	(8)	1,173	1,176	(3)
Own ATMs	14,127	14,338	(211)	14,127	14,165	(38)
Shared ATMs	18,935	17,539	1,396	18,935	18,504	431
Total Customers (thousand)	33,371	31,798	1,573	33,371	32,899	473
Employees	48,877	50,245	(1,368)	48,877	50,142	(1,265)

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 24 and 25.
2. Administrative Expenses exclude 100% of the goodwill amortization expense and personnel expenses include profit sharing.

3. Managerial net profit corresponds to the accounting net profit, excluding extraordinary results and considering 100% of reversal of goodwill amortization expense ocurred in the period. The goodwill amortization expense in 1H16 was R$ 906 million, R$ 1,900 million in 1H15, R$ 459 million in 2Q16 and R$ 447 million in 1Q16.

4. Includes other credit risk transactions with clients ("debenture", FIDC, CRI, floating rate notes, promissory notes, acquiring activities related assets and guarantees).
5. Includes savings, demand deposits, time deposits, debenture, LCA, LCI, Treasury Notes (Letras Financeiras - LFT) and Certificates of Structured Operations (COE).
6. Excludes 100% of the goodwill (net of amortization) that in 2Q16 was R$ 3,071 million, R$ 3,625 million in 1Q16 and R$ 5,067 million in 2Q15.
7. Efficiency Ratio: General Expenses / (Net Interest Income + Fee and Commission Income + Tax Expenses + Other Operating Income/Expense).
8. Recurrence: Fee and Commission Income / General expenses.
9. BIS Ratio as per Brazilian Central Bank criterion. From 2015 on, considers the prudential conglomerate.
10. According to Anbima (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais) criterion.

STRATEGY

STRATEGY

Banco Santander Brasil is a universal bank focused on retail services. We are certain that the only way to grow in a recurring and sustainable manner is to provide outstanding services that increase the level of satisfaction and attract more loyal customers. To accomplish this, our priority is to be a simple, personal and fair bank. Our strategy is based on a long-term outlook, focusing on the efficient execution of the following priorities:

●        Increase customer preference and loyalty through targeted products and services that are simple, modern and efficient through a multi-channel platform.

●        Improve recurrence and sustainability by growing business with more diversified revenue, seeking a balance between lending, funding and services, while at the same time maintaining efficient cost management and rigorous control over risks.

●        Capital and liquidity discipline in order to maintain strength, adapt to regulatory changes and take advantage of opportunities for growth.

●        Increase productivity through an intense agenda of transformation that allows us to offer a complete portfolio of services.

Our strategy prioritizes growth, close and long-lasting relations with our stakeholders, and alignment with the country’s social and economic development agenda. We are currently undergoing a commercial transformation focused on customer satisfaction and profitability, which includes modernizing, simplifying and improving the offer of products, services and processes.

In 2Q16, we highlight the following advances:

●        We accelerated Customer biometric registration, with more than 2.4 million Customers registered in June. Moreover, we kept growing on transactions through digital channels, accounting for 73% of the total. We also launched new features on our app, strengthening our digital strategy;

●        We strengthened our business model through the new incentive tool CERTO (CRM) and with Clique Único (simplified sales tool). We continued improving our customer experience and in June we achieved our best ever position in the Central Bank’s complaints ranking;

●        According to ANBIMA, until May 2016, we recorded the highest relative growth in assets under management (+14.4%) among the ten leading asset managers and more than double the industry average, increasing our market share by 44 bps to 6.1% at the end of May. The bank also did exceptionally well in the retail segment, posting the year’s biggest increase in market share (+62 bps), closing May at 12.3%;

●        We launched Olé Consignado, matching the experience of Banco Bonsucesso and Banco Santander Brasil, improving the product to expand our range in payroll credit market;

●        We strengthened and repositioned our presence in the Agribusiness segment, expanding our team and offering differentiated services to rural producers, as well as a diversified portfolio of products and important agreements and partnerships;

●        In Global Corporate Banking (GCB), we are the current leader in Financial Advisory for Project Finance in Brazil, according to ANBIMA’s latest consolidated ranking. We are also ranked first in foreign exchange;

●         In the SME segment, Santander was elected the best bank in the world for small and medium enterprises by Euromoney in 2016;

●        We launched “Santander Select International Services”, an important competitive advantage which reinforces our position as the only international bank with scale in Brazil;

●        We announced a new partnership between Santander Financiamentos and Hyundai, creating Banco Hyundai Capital Brasil S.A. to offer products and financial services; and

●        We are the bank that had most invested in renewable energy in Brazil, with market share exceeding 40% in some sectors.

Santander is also active on the Sustainability front. Its Microcredit program occupies a prominent position among private banks and through its Universities program it helps the advance of high-quality education in Brazil by distributing scholarships. In 1H16, the Bank granted R$ 7.8 million to finance photovoltaic systems (which directly convert solar energy into electricity). The Agribusiness area also expanded its sustainability initiatives by engaging customers, employees and outsourced offices in the CAR (Rural Environmental Registry), as well as other issues associated with low-carbon agriculture.

EXECUTIVE SUMMARY

EXECUTIVE SUMMARY

Managerial net profit¹ totaled R$ 3,466 million in the first half of 2016, up 4.8% in twelve months and 8.8% in three months.

Total revenues reached R$ 21,826 million in 1H16, an increase of 7.2% in twelve months (or R$ 1,468 million) and 4.2% in three months. This performance was due to healthy net interest income and commissions growth, in line with our strategy of strengthening commercial activities and increasing loyal customers. The allowance for loan losses amounted to R$ 4,940 million, growth of 11.0% in twelve months (or R$ 489 million) and 3.7% in three months. Revenues net of the allowance for loan losses moved up by 6.2% in twelve months and 4.3% in three months.

General expenses totaled R$ 8,834 million in 1H16, up 5.1% in twelve months (or R$ 431 million), lagging period inflation, and stable in three months, underlining our discipline and efficiency in cost management. The efficiency ratio reached 49.6% in 1H16, down 0.4 p.p. in twelve months and 2.4 p.p. in three months. The healthy quarterly improvement reflected the acceleration in total revenue growth, thanks to increased customer transactionality.

The total credit portfolio came to R$ 244,284 million in June 2016, a decrease of 4.0% in twelve months (or R$ 10,119 million) and 1.6% in three months. Excluding the effect of the foreign exchange variation, the portfolio would have dropped by 4.4% in twelve months and remained stable in three months. The expanded credit portfolio totaled R$ 308,377 million, down 4.0% in twelve months (or R$ 12,798 million) and 1.2% in three months. Excluding the effect of the exchange rate variation, the expanded credit portfolio would have fallen by 4.3% in twelve months and remained stable in three months.

The portfolio highlight was loans to individuals, which ended June 2016 at R$ 86,826 million, up 6.5% in twelve months (or R$ 5,292 million) mainly due to mortgage and payroll loans. In the quarter, growth came to 1.4%.

The consumer finance portfolio totaled R$ 31,961 million in June 2016, down 9.6% in twelve months (or R$ 3,377 million) and 2.3% in three months, still with a better performance than sector dynamics.

The SME portfolio ended June 2016 at R$ 32,274 million, down 8.8% in twelve months (or R$ 3,121 million) and 4.6% in three months, reflecting the economic scenario.

The corporate portfolio came to R$ 93,222 million, down 8.7% in twelve months (or R$ 8,913 million) and 3.0% in three months. The annual variation was positively affected by the exchange rate variation. Excluding this effect, the corporate portfolio would have fallen by 9.7% in twelve months. The foreign exchange variation impact was negative in three months. Therefore, excluding this effect, the corporate portfolio would have grown 0.5% in the period.

Total funding from clients reached R$ 287,840 million in 1H16, up 4.5% in twelve months and 1.7% in three months. Total funding and assets under management came to R$ 518,418 million, 5.0% higher than 1H15 and 1.1% in the quarter.

Total equity, excluding R$ 3,071 million related to goodwill, came to R$ 56,779 million in the end of June. Return on Average Equity (ROAE), adjusted for goodwill, reached 12.8% in 1H16, remaining stable in twelve months. In the quarter, the ratio reached 13.0%, up 0.4 p.p. in the period. The BIS ratio reached 17.7% in end of June, while Tier I capital came to 16.5% and 1.2% for Tier II capital. The coverage ratio (over 90 days) ended June 2016 at 209.3%.

RECENT EVENT

On April 28, 2016, Banco Santander entered into agreements for setting up a partnership with Hyundai in order to constitute Banco Hyundai Capital Brasil S.A. and an insurance broker. (For more details, see note 37 in the Financial Statements – Corporate Restructuring).

1. Accounting net profit excluding extraordinary events and considering 100% of the reversal of goodwill amortization expenses.

SANTANDER BRASIL RESULTS

MANAGERIAL ANALYSIS OF RESULTS

Next, we will present the analysis of the managerial results.

MANAGERIAL FINANCIAL STATEMENTS¹ (R$ million)
	1H16	1H15	Var.	2Q16	1Q16	Var.
			1H16x1H15			2Q16x1Q16

Net Interest Income	15,408	14,620	5.4%	7,808	7,599	2.8%
Allowance for Loan Losses	(4,940)	(4,450)	11.0%	(2,515)	(2,424)	3.7%
Net Interest Income after Loan Losses	10,468	10,170	2.9%	5,293	5,175	2.3%
Fee and commission income	6,419	5,738	11.9%	3,328	3,090	7.7%
General Expenses	(8,834)	(8,403)	5.1%	(4,424)	(4,410)	0.3%
Personnel Expenses + Profit Sharing	(4,214)	(3,823)	10.2%	(2,082)	(2,132)	-2.3%
Administrative Expenses[2]	(4,620)	(4,580)	0.9%	(2,341)	(2,278)	2.8%
Tax Expenses	(1,640)	(1,818)	-9.8%	(823)	(817)	0.7%
Investments in Affiliates and Subsidiaries	1	1	n.a	0	0	n.a
Other Operating Income/Expenses	(2,383)	(1,727)	38.0%	(1,185)	(1,197)	-1.0%
Operating Income	4,031	3,960	1.8%	2,190	1,841	19.0%
Non Operating Income	21	117	-82.4%	(5)	25	-118.8%
Net Profit before Tax	4,052	4,078	-0.6%	2,186	1,866	17.1%
Income Tax and Social Contribution	(527)	(701)	-24.7%	(323)	(204)	58.6%
Minority Interest	(58)	(69)	-15.3%	(56)	(2)	n.a.
Net Profit	3,466	3,308	4.8%	1,806	1,660	8.8%

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 24 and 25.
2. Administrative Expenses exclude 100% of the goodwill amortization expense.

NET INTEREST INCOME

Net interest income, including income from financial operations, totaled R$ 15,408 million in the first half of 2016, up 5.4% year-on-year and 2.8% quarter-on-quarter. The increase in both periods of comparison was due to the healthy performance of operations with clients, exemplified by the Loans and Funding lines, and with the market, in the Others line.

Revenues from loan operations grew 2.8% in twelve months and 1.4% in three months. Both upturns reflect the increase in average spread, which exceeded the reduction in the average loan portfolio. In the quarter, there was also the effect of the segment mix, with a higher share of the Individuals segment.

Revenues from funding increased by 21.3% in twelve months and 11.4% in three months. The quarterly performance already reflects the first signs of the more active, liability-focused management.

The “others” line, which includes the result of the structural interest rate gap, revenue from customers in treasury activities and others, moved up by 8.5% in twelve months and 3.8% in three months.

SANTANDER BRASIL RESULTS

NET INTEREST INCOME	1H16	1H15	Var.	2Q16	1Q16	Var.
(R$ million)			1H16x1H15			2Q16x1Q16

Net Interest Income	15,408	14,620	5.4%	7,808	7,599	2.8%
Loan	10,659	10,374	2.8%	5,366	5,293	1.4%
Average volume	247,622	250,051	-1.0%	243,772	251,473	-3.1%
Spread (Annualized)	8.6%	8.4%	0.27 p.p.	8.8%	8.4%	0.39 p.p.
Funding	1,338	1,103	21.3%	705	633	11.4%
Average volume	218,266	213,739	2.1%	218,380	218,153	0.1%
Spread (Annualized)	1.2%	1.0%	0.19 p.p.	1.3%	1.2%	0.13 p.p.
Others¹	3,411	3,143	8.5%	1,737	1,674	3.8%

1. Includes Gains (Losses) on financial transactions and other net interest income.

FEE AND COMMISSION INCOME

Revenues from fee and commission income amounted to R$ 6,419 million in the first half of 2016, up 11.9% in twelve months (R$ 681 million) and 7.7% in three months, reflecting the efforts to improve our products and services, with a focus on ensuring customer satisfaction and increasing profitability. In both periods of comparison, basically all the lines recorded growth, led by “Cards”, “Insurance Fees” and “Current Account Services”.

Commissions from credit cards totaled R$ 1.860 million, up 11.8% in twelve months (or R$ 196 million) and 5.7% in three months, primarily due to higher interchange fees driven by the upturn in revenue.

Insurance fees totaled R$ 1.030 million, up 6.4% in twelve months (or R$ 62 million) and 12.4% in three months. The quarterly improvement was due to higher sales, fueled by the sales campaigns.

Current account services fees totaled R$ 1.207 million, up 24.9% in twelve months (or R$ 241 million) and 8.6% in three months, reflecting the improvement in customer loyalty and higher transactionality.

Asset management fees totaled R$ 519 million in the same period, up 1.5% in twelve months (or R$ 8 million) and 9.0% in three months. The evolution, in twelve months, reflects, mainly, the sale of the custody business occurred in 3Q15. Excluding this effect, this line would have grown 12.7% in twelve months. Meanwhile, the quarterly increase was due to the growth in fund sales volume.

Additionally, income from lending operations came to R$ 699 million, up 2.6% in twelve months (or R$ 18 million) and 6.8% in three months.

FEE AND COMMISSION INCOME	1H16	1H15	Var.	2Q16	1Q16	Var.
(R$ million)			1H16x1H15			2Q16x1Q16

Cards	1,860	1,664	11.8%	956	904	5.7%
Insurance fees	1,030	968	6.4%	545	485	12.4%
Current Account Services	1,207	966	24.9%	629	579	8.6%
Asset Management	519	511	1.5%	271	248	9.0%
Lending Operations	699	681	2.6%	361	338	6.8%
Collection Services	580	486	19.4%	301	279	7.7%
Securities Brokerage and Placement Services	284	286	-0.6%	141	143	-1.6%
Others	239	175	36.5%	126	114	10.5%
Total	6,419	5,738	11.9%	3,328	3,090	7.7%

SANTANDER BRASIL RESULTS

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

General expenses, including depreciation and amortization, totaled R$ 8,834 million in the first half of 2016, an increase of 5.1% in twelve months (or R$ 431 million), substantially below the inflation rate in the same period, thanks to the efforts in last years. It is worth noting that the association with Bonsucesso impacted the twelve-month figures. Excluding this effect, the increase in twelve months would have been 4.2%.  In three months, the expenses remained stable, reflecting our discipline in efficient management of expenses.

Administrative and personnel expenses, excluding depreciation and amortization, totaled R$ 7,970 million in 1H16, an increase of 9.1% in twelve months (or R$ 666 million) and a decline of 0.2% over the previous quarter.

Personnel expenses, including profit sharing, came to R$ 4,214 million, an increase of 10.2% year-on-year (or R$ 391 million) and a fall of 2.3% quarter-on-quarter. The twelve-month upturn mainly reflected the impact of the annual collective bargaining agreement in the “compensation” line.

Administrative expenses, excluding depreciation and amortization, amounted to R$ 3,755 million in 1H16, up 7.9% (or R$ 275 million) in twelve months.  In the quarter, there was an increase of 2.2%, chiefly due to higher expenses with “Advertising, promotions and publicity”, as a result of the current commercial strategy. Depreciation and amortization totaled R$ 864 million, down 21.4% in twelve months (or R$ 235 million) and up 5.3% in three months.

The efficiency ratio reached 48.5% this quarter, down 1.7 p.p. in twelve months and 2.4 p.p. in three months. This healthy performance was due to the increase in revenues and excellent control over expenses.

EXPENSES' BREAKDOWN (R$ million)	1H16	1H15	Var.	2Q16	1Q16	Var.
			1H16x1H15			2Q16x1Q16

Outsourced and Specialized Services	1,068	1,056	1.2%	525	543	-3.2%
Advertising, promotions and publicity	172	143	20.2%	110	62	76.0%
Data processing	777	686	13.3%	392	385	2.0%
Communications	247	255	-2.9%	125	122	2.0%
Rentals	367	363	1.0%	188	179	4.9%
Transport and Travel	109	101	7.7%	49	59	-16.6%
Security and Surveillance	352	312	12.9%	175	177	-1.2%
Maintenance	128	114	11.9%	65	63	4.2%
Financial System Services	121	113	7.0%	61	61	0.3%
Water, Electricity and Gas	118	105	11.8%	55	63	-12.0%
Material	35	40	-12.7%	17	18	-4.3%
Others	262	192	36.3%	136	126	7.2%
Subtotal	3,755	3,480	7.9%	1,898	1,857	2.2%
Depreciation and Amortization[1]	864	1,099	-21.4%	443	421	5.3%
Total Administrative Expenses	4,620	4,580	0.9%	2,341	2,278	2.8%

Compensation²	2,682	2,378	12.8%	1,324	1,358	-2.5%
Charges	751	740	1.4%	371	380	-2.3%
Benefits	729	642	13.6%	361	368	-2.0%
Training	33	44	-24.8%	18	15	16.3%
Others	19	19	-1.7%	8	11	-24.1%
Total Personnel Expenses	4,214	3,823	10.2%	2,082	2,132	-2.3%

ADMINISTRATIVE + PERSONNEL EXPENSES (excludes deprec. and amortization)	7,970	7,304	9.1%	3,980	3,989	-0.2%

TOTAL GENERAL EXPENSES	8,834	8,403	5.1%	4,424	4,410	0.3%

1. Excludes 100% of the expenses of goodwill amortization, which in 1H16 was R$ 906 million, R$ 1,900 million in 1H15, R$ 459 million in 2Q16 and R$ 447 million in 1Q16.
2. Includes Profit Sharing.

SANTANDER BRASIL RESULTS

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses totaled R$ 4,940 million in the first half of 2016, up 11.0% in twelve months (or R$ 489 million) and 3.7% in three months. The allowance for loan losses and credit quality performance, both in absolute and relative terms, are due to our solid risk management culture, improved our portfolio monitoring models and deeper knowledge of our customer’s life cycle.

ALLOWANCE FOR LOAN LOSSES	1H16	1H15	Var.	2Q16	1Q16	Var.
(R$ million)			1H16x1H15			2Q16x1Q16

Gross allowance for loan losses	(6,341)	(5,535)	14.6%	(3,312)	(3,028)	9.4%
Income from recovery of written off loans	1,401	1,085	29.1%	797	604	32.0%
Total	(4,940)	(4,450)	11.0%	(2,515)	(2,424)	3.7%

OtHER OPERATING INCOME (EXPENSES)

Other net operating expenses came to R$ 2,383 million in 1H16, an increase of 38.0% in twelve months (or R$ 656 million) and down 1.0% in three months.

OTHER OPERATING INCOME (EXPENSES) (R$ million)	1H16	1H15	Var.	2Q16	1Q16	Var.
			1H16x1H15			2Q16x1Q16

Other operating income (expenses)	(2,383)	(1,727)	38.0%	(1,185)	(1,197)	-1.0%
Expenses from cards	(611)	(704)	-13.2%	(277)	(335)	-17.4%
Net Income from Capitalization	151	121	24.5%	81	70	14.5%
Provisions for contingencies¹	(940)	(912)	3.1%	(480)	(460)	4.4%
Others	(982)	(232)	n.a	(509)	(473)	7.6%

1. Includes fiscal, civil and labor provisions.

INCOME TAX expenses

Taxes totaled R$ 527 million in the first half of 2016, reaching an effective rate of 13.0%. There was a twelve-month decrease of 4.2 p.p., explained by Interest on Capital (IOC) and the use of tax credits. In the quarter, the 3.9 p.p. increase in the effective rate was due to the natural upturn in the taxable base and the reduced use of tax credits.

SANTANDER BRASIL RESULTS

balance sheet

At the end of June 2016, total assets reached R$ 655,194 million, up 8.2% in twelve months and down 2.0% in three months. In the same period, total equity came to R$ 59,850 million or R$ 56,779 million excluding goodwill.

ASSETS (R$ million)	Jun/16	Jun/15	Var.	Mar/16	Var.
			Jun/16xJun/15		Jun/16xMar/16

Current Assets and Long Term Assets	642,337	591,269	8.6%	655,329	-2.0%
Cash and Cash Equivalents	5,209	5,525	-5.7%	5,463	-4.6%
Interbank Investments	64,278	56,850	13.1%	51,481	24.9%
Money Market Investments	47,349	32,452	45.9%	31,838	48.7%
Interbank Deposits	2,446	2,270	7.8%	2,248	8.8%
Foreign Currency Investments	14,482	22,129	-34.6%	17,395	-16.7%
Securities and Derivative Financial Instruments	149,988	145,900	2.8%	151,377	-0.9%
Own Portfolio	42,820	38,403	11.5%	30,072	42.4%
Subject to Repurchase Commitments	65,301	70,536	-7.4%	82,498	-20.8%
Posted to Central Bank of Brazil	4,432	9,991	-55.6%	6,712	-34.0%
Pledged in Guarantees	14,032	13,930	0.7%	15,036	-6.7%
Others	23,402	13,039	79.5%	17,059	37.2%
Interbank Accounts	61,478	34,689	77.2%	57,101	7.7%
Interbranch Accounts	-	-	-	-	-
Lending Operations	227,906	239,445	-4.8%	232,145	-1.8%
Lending Operations	244,290	254,523	-4.0%	248,360	-1.6%
Lending Operations Related to Assignment	162	2	n.a	181	-10.5%
(Allowance for Loan Losses)	(16,546)	(15,080)	9.7%	(16,396)	0.9%
Others Receivables	130,637	106,410	22.8%	154,830	-15.6%
Others Assets	2,842	2,449	16.0%	2,932	-3.1%
Permanent Assets	12,857	14,021	-8.3%	13,420	-4.2%
Investments	164	38	n.a.	164	-0.4%
Fixed Assets	6,825	6,707	1.8%	6,915	-1.3%
Intangibles	5,868	7,276	-19.4%	6,341	-7.5%
Goodwill	27,475	27,527	-0.2%	27,490	-0.1%
Intangible Assets	8,207	6,940	18.3%	7,960	3.1%
(Accumulated Amortization)	(29,815)	(27,192)	9.6%	(29,109)	2.4%
Total Assets	655,194	605,290	8.2%	668,750	-2.0%

Goodwill (net of the amortization)	3,071	5,067	-39.4%	3,625	-15.3%
Total Assets (excluding goodwill)	652,123	600,223	8.6%	665,125	-2.0%

SANTANDER BRASIL RESULTS

LIABILITIES (R$ million)	Jun/16	Jun/15	Var.	Mar/16	Var.
			Jun/16xJun/15		Jun/16xMar/16

Current Liabilities and Long Term Liabilities	593,035	541,233	9.6%	608,360	-2.5%
Deposits	134,548	143,787	-6.4%	136,947	-1.8%
Demand Deposits	14,917	14,842	0.5%	14,491	2.9%
Savings Deposits	34,517	36,595	-5.7%	34,964	-1.3%
Interbank Deposits	2,601	3,008	-13.5%	2,444	6.4%
Time Deposits	82,513	89,342	-7.6%	85,048	-3.0%
Money Market Funding	152,759	126,218	21.0%	148,702	2.7%
Own Portfolio	120,342	104,145	15.6%	121,355	-0.8%
Third Parties	6,424	6,300	2.0%	5,672	13.3%
Free Portfolio	25,992	15,774	64.8%	21,675	19.9%
Funds from Acceptance and Issuance of Securities	100,247	90,496	10.8%	96,863	3.5%
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	92,611	77,129	20.1%	88,553	4.6%
Funding from Certificates of Structured Operations	980	470	108.7%	899	9.0%
Securities Issued Abroad	5,732	11,910	-51.9%	6,443	-11.0%
Others	1,904	1,457	30.6%	1,867	2.0%
Interbank Accounts	1,651	1,573	4.9%	1,276	n.a.
Interbranch Accounts	2,443	2,229	9.6%	2,397	1.9%
Borrowings	27,645	29,567	-6.5%	32,127	-14.0%
Domestic Onlendings - Official Institutions	15,934	15,737	1.3%	16,082	-0.9%
Foreign Onlendings	-	-	n.a.	-	n.a.
Derivative Financial Instruments	18,049	12,676	42.4%	14,297	26.2%
Other Payables	139,760	118,948	17.5%	159,669	-12.5%
Deferred Income	372	419	-11.2%	409	-9.1%
Minority Interest	1,938	1,906	1.6%	1,928	0.5%
Equity	59,850	61,732	-3.0%	58,053	3.1%
Total Liabilities	655,194	605,290	8.2%	668,750	-2.0%

Equity (excluding goodwill)	56,779	56,665	0.2%	54,428	4.3%

SECURITIES

Securities totaled R$ 149,988 million in June 2016, up 2.8% in twelve months and down 0.9% in three months.

SECURITIES (R$ million)	Jun/16	Jun/15	Var.	Mar/16	Var.
			Jun/16xJun/15		Jun/16xMar/16

Public securities	108,253	114,062	-5.1%	116,536	-7.1%
Private securities	18,336	18,802	-2.5%	17,785	3.1%
Financial instruments	23,399	13,036	79.5%	17,056	37.2%
Total	149,988	145,900	2.8%	151,377	-0.9%

SANTANDER BRASIL RESULTS

CREDIT PORTFOLIO

The credit portfolio totaled R$ 244,284 million in June 2016, down 4.0% in twelve months (or R$ 10,119 million) and 1.6% in three months. In both comparisons, the variation of the Real against the Dollar impacted the foreign currency credit portfolio. Excluding the exchange rate variation impact, the credit portfolio would have decreased by 4.4% in twelve months and would have been stable in three months, a positive trend facing the actual macroeconomic environment..

The foreign currency credit portfolio, including dollar-indexed loans, totaled R$ 33,331 million in June 2016, down 15.3% on the R$ 39,354 million recorded in June 2015 and 18.1% lower on the R$ 40,711 million recorded in March 2016.

The expanded credit portfolio, which includes other credit risk transactions, acquiring activities and guarantees, ended June 2016 at R$ 308,377 million, down 4.0% in twelve months (or R$ 12,798 million) and 1.2% in three months. Excluding the exchange rate variation impact, the expanded credit portfolio would have decreased by 4.3% in twelve months and would have remained flat in three months.

As of 1Q16, aiming to further strengthen Santander’s commercial model, the segmentation of the corporate loan portfolio was altered with no impact, however, on the total credit portfolio. The new segmentation includes altering the SME and corporate segments, which now comprise, respectively, companies with annual revenues of up to R$ 200 million (previously up to R$ 80 million) and those with annual revenues of more than R$ 200 million (previously more than R$ 80 million). For comparison purposes, on April 11, 2016, we published the historical series of the loan portfolio including said change.

MANAGERIAL BREAKDOWN OF CREDIT BY SEGMENT	Jun/16	Jun/15	Var.	Mar/16	Var.
(R$ million)			Jun/16xJun/15		Jun/16xMar/16

Individuals	86,826	81,534	6.5%	85,593	1.4%
Consumer Finance	31,961	35,338	-9.6%	32,708	-2.3%
SMEs	32,274	35,396	-8.8%	33,837	-4.6%
Corporate	93,222	102,135	-8.7%	96,133	-3.0%
Total portfolio	244,284	254,402	-4.0%	248,271	-1.6%
Other credit related transactions¹	64,093	66,772	-4.0%	63,747	0.5%
Total expanded credit portfolio	308,377	321,174	-4.0%	312,018	-1.2%

1 - Includes Debenture, FIDC, CRI , Floating Rate Notes, Promissory Notes, acquiring activities related assets and guarantees.

LOANS TO INDIVIDUALS

Loans to individuals ended June 2016 at R$ 86,826 million, up 6.5% in twelve months (or R$ 5,292 million) and 1.4% in three months. The annual increase was driven by mortgage and payroll loans.

The balance of mortgages reached R$ 26,970 million, up 11.3% in twelve months (or R$ 2,735 million) and 1.7% in three months.

Payroll loans totaled R$ 16,654 million, up 26.2% in twelve months (or R$ 3,461 million) and 7.2% in three months.

SANTANDER BRASIL RESULTS

CONSUMER FINANCE

The consumer finance portfolio, which is originated outside the branch network, ended June 2016 at R$ 31,961 million, down 9.6% in twelvemonths (or R$ 3,377 million) and 2.3% in three months. Of this total, R$ 26,663 million refers to vehicle financing for individuals.

Therefore, the total vehicle portfolio for individuals, including operations originated through car dealers and Santander’s branch network, amounted to R$ 28,750 million in June 2016, a decline of 10.3% in twelve months and 2.7% in three months, reflecting the macroeconomic scenario. However, it is worth noting that we had a better performance than the vehicle sector

CORPORATE AND SMEs

Corporate and SME loans ended June 2016at R$ 125,496 million, down 8.8% in twelve months (or R$ 12,034 million) and 3.4% in three months.

The corporate loan portfolio came to R$ 93,222 million, down 8.7% in twelve months (or R$ 8,913 million) and 3.0% in three months. It is worth noting that the twelve-month drop was positively impacted by the exchange rate variation, while in the quarter the impact was negative. Excluding this effect, the portfolio would have fallen by 9.7% in twelve months and would have grown 0.5% in three months.

Loans to SMEs totaled R$ 32,274 million in 2Q16, down 8.8% in twelve months (or R$ 3,121 million) and 4.6% in three months. Due to the new segmentation mentioned previously, this portfolio was also affected by the foreign exchange variation. Thus, excluding this effect, loans to SMEs fell by 9.0% and 3.9% in twelve and three months, respectively.

SANTANDER BRASIL RESULTS

INDIVIDUALS AND CORPORATE LOAN PORTFOLIO BY PRODUCT

MANAGERIAL BREAKDOWN OF CREDIT	Jun/16	Jun/15	Var.	Mar/16	Var.
PORTFOLIO BY PRODUCT (R$ million)			Jun/16xJun/15		Jun/16xMar/16

Individuals
Leasing / Auto Loans¹	2,087	2,942	-29.1%	2,280	-8.5%
Credit Card	18,485	17,339	6.6%	18,187	1.6%
Payroll Loans	16,654	13,193	26.2%	15,537	7.2%
Mortgages	26,970	24,235	11.3%	26,527	1.7%
Agricultural Loans	3,258	3,423	-4.8%	3,593	-9.3%
Personal Loans / Others	19,372	20,402	-5.0%	19,469	-0.5%
Total Individuals	86,826	81,534	6.5%	85,593	1.4%

Consumer Finance	31,961	35,338	-9.6%	32,708	-2.3%

Corporate and SMEs
Leasing / Auto Loans	2,794	3,060	-8.7%	2,833	-1.4%
Real Estate	10,585	10,531	0.5%	10,605	-0.2%
Trade Finance	18,333	19,249	-4.8%	18,917	-3.1%
On-lending	14,702	12,711	15.7%	16,615	-11.5%
Agricultural Loans	3,245	2,042	58.9%	2,761	17.5%
Working capital / Others	75,838	89,938	-15.7%	78,239	-3.1%
Total Corporate and SMEs	125,496	137,530	-8.8%	129,969	-3.4%

Total Credit	244,284	254,402	-4.0%	248,271	-1.6%
Other Credit Risk Transactions with clients[2]	64,093	66,772	-4.0%	63,747	0.5%

Total Expanded Credit Portfolio	308,377	321,174	-4.0%	312,018	-1.2%

1. Including loans to individual in the consumer finance segment, auto loan portfolio totaled R$ 28,750 million in Jun/16, R$ 32,039 million in Jun/15 and R$ 29,543 million in Mar/16.
2. Includes "debenture", FIDC, CRI, floating rate notes, promissory notes, acquiring activities related assets and guarantees.

SANTANDER BRASIL RESULTS

BALANCE OF ALLOWANCE FOR LOAN LOSSES / COVERAGE RATIO

The balance of the allowance for loan losses totaled R$ 16,546 million in 2Q16, up 9.7% in twelve months and 0.9% in three months.

In June 2016, the coverage ratio reached 209.3%., up 24.6 p.p. in twelve months and 9.2 p.p. in three months, showing a solid and comfortable position.

RENEGOTIATED PORTFOLIO

Credit renegotiations came to R$ 13,386 million in 1H16, up 4.8% in twelve months. These operations include loan agreements that were extended and/or amended to enable their receipt under conditions agreed upon with the customers, including the renegotiation of previously written-off loans. In the quarter, this portfolio grew by 3.4%.

In June 2016, 55.7% of the portfolio was provisioned, a level considered appropriate for these operations.

RENEGOTIATED PORTFOLIO	Jun/16	Jun/15	Var.	Mar/16	Var.
(R$ million)			Jun/16xJun/15		Jun/16xMar/16

Renegotiated Portfolio	13,386	12,775	4.8%	12,946	3.4%
Allowance for loan losses over renegotiated portfolio	(7,455)	(6,976)	6.9%	(7,234)	3.1%
Coverage	55.7%	54.6%	1.1 p.p.	55.9%	-0.2 p.p.

SANTANDER BRASIL RESULTS

DELINQUENCY RATIO (OVER 90 DAYS)

The over-90-day delinquency ratio reached 3.2% of the total credit portfolio, stable in twelve months and down 0.1 p.p. in three months. The delinquency ratio of the individual segment came to 4.4%, stable in twelve months and down 0.3 p.p. in three months. Delinquency in the corporate and SME segments was 2.2%, showing a decrease of 0.1 p.p. year-on-year and up 0.1 p.p. quarter-on-quarter.

DELINQUENCY RATIO (15-90 DAYS)

The 15-90 day delinquency ratio came to 5.5% in June 2016, up 1.0 p.p. in twelve months and 0.6 p.p. in three months. The quarterly increase was mainly due to one specific case in the large corporate segment and does not reflect a general worsening of the segment. As a result, the corporate segment grew 1.6 p.p. in twelve months and 1.2 p.p. in three months, totaling 4.2%. Meanwhile, individual delinquency was up 0.1 p.p. in twelve months and down 0.1 p.p. in three months.

SANTANDER BRASIL RESULTS

FUNDING

Funding from clients ended June 2016 at R$ 287,840 million, up 4.5% in twelve months (or R$ 12,317 million) and 1.7% in three months. In both periods of comparison, the highlights were Debentures, Real Estate Credit Notes (LCI), Agribusiness Credit Notes (LCA) and Treasury Notes.

FUNDING (R$ million)	Jun/16	Jun/15	Var.	Mar/16	Var.
			Jun/16xJun/15		Jun/16xMar/16

Demand deposits	14,917	14,842	0.5%	14,491	2.9%
Saving deposits	34,517	36,595	-5.7%	34,964	-1.3%
Time deposits	82,513	89,342	-7.6%	85,048	-3.0%
Debenture/LCI/LCA¹	90,584	83,729	8.2%	86,486	4.7%
Treasury Notes (Letras Financeiras)²	65,310	51,015	28.0%	62,152	5.1%
Funding from clients	287,840	275,524	4.5%	283,141	1.7%

1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).
2. Includes Certificates of Structured Operations.

CREDIT/FUNDING RATIO

The credit/funding ratio reached 84.9% in June 2016, down 7.5 p.p. in twelve months and 2.8 p.p. in three months.

The liquidity metric adjusted for the reserve requirements and medium/long term funding remained at 82.9% in June 2016.

The bank has a comfortable liquidity position and a stable and adequate funding structure.

FUNDING VS. CREDIT (R$ million)	Jun/16	Jun/15	Var.	Mar/16	Var.
			Jun/16xJun/15		Jun/16xMar/16

Funding from clients (A)	287,840	275,524	4.5%	283,141	1.7%
(-) Reserve Requirements	(59,499)	(32,687)	82.0%	(55,555)	7.1%
Funding Net of Reserve Requirements	228,341	242,837	-6.0%	227,586	0.3%
Borrowing and Onlendings	16,001	15,826	1.1%	16,154	-1.0%
Subordinated Debts	16,863	15,460	9.1%	17,380	-3.0%
Offshore Funding	33,310	41,387	-19.5%	38,498	-13.5%
Total Funding (B)	294,515	315,510	-6.7%	299,618	-1.7%
Assets under management¹	223,903	178,318	25.6%	213,191	5.0%
Total Funding and Asset under management	518,418	493,828	5.0%	512,809	1.1%
Total Credit (C)	244,284	254,402	-4.0%	248,271	-1.6%
C / B (%)	82.9%	80.6%		82.9%

C / A (%)	84.9%	92.3%		87.7%

1 - According to Anbima criterion.

SANTANDER BRASIL RESULTS

BIS RATIO

The BIS ratio reached 17.7% in 1H16, down 0.4 p.p. in twelve months and up 1.3 p.p. in three months. CET1 came to 15.3%, down 0.2 p.p. in twelve months and up 1.5 p.p. in three months.

The three-month upturn in the ratio was mainly due to: (i) the increase in equity, chiefly due to period profits, the improved unrealized result of securities available for sale and reduced tax credits and (ii) the reduction in market risk RWA due to lower foreign exchange exposure.

[1]From 2015 on, considers the prudential conglomerate.

It is important to note that as of January 2016, as per National Monetary Council Resolution 4,193/2013, capital requirement was altered from 11% to 9.875% + capital conservation of 0.625%, totalling 10.5%. For Tier I Capital, it comes to 6% and for CET1, 4.5%.

OWN RESOURCES AND BIS (R$ million)	Jun/16	Jun/15	Var.	Mar/16	Var.
			Jun/16xJun/15		Jun/16xMar/16

Tier I Regulatory Capital	57,317	61,411	-6.7%	54,005	6.1%
CET1	53,252	57,483	-7.4%	49,498	7.6%
Additional Tier I	4,065	3,928	3.5%	4,507	-9.8%
Tier II Regulatory Capital	4,215	5,573	-24.4%	4,667	-9.7%
Adjusted Regulatory Capital (Tier I and II)	61,532	66,984	-8.1%	58,672	4.9%
Risk Weighted Assets (RWA)	347,476	370,864	-6.3%	357,112	-2.7%
Required Regulatory Capital	34,313	40,795	-15.9%	35,265	-2.7%
Adjusted Credit Risk Capital requirement	30,370	35,517	-14.5%	30,566	-0.6%
Market Risk Capital requirement	2,286	3,229	-29.2%	3,042	-24.8%
Operational Risk Capital requirement	1,657	2,049	-19.1%	1,657	0.0%
Basel Ratio	17.7%	18.1%	-0.4 p.p.	16.4%	1.3 p.p.
Tier I	16.5%	16.6%	-0.1 p.p.	15.1%	1.4 p.p.
CET1	15.3%	15.5%	-0.2 p.p.	13.9%	1.5 p.p.
Tier II	1.2%	1.5%	-0.3 p.p.	1.3%	-0.1 p.p.

OUR SHARES

CORPORATE GOVERNANCE

With a free float of 10.5%, Santander Brasil is listed on the traditional trading segment of the Bolsa de Valores, Mercadorias e Futuros S.A. (BM&FBovespa). Despite the lower level of requirements of this segment, the Bank maintains best corporate governance practices such as the holding of periodic meetings with the market, the disclosure of information on its Investor Relations website, a level of 20% of independent members on the Board of Directors, among others.

SIMPLIFIED OWNERSHIP STRUCTURE

 Santander’s ownership structure in June 30th, 2016 was as follows:

OWNERSHIP STRUCTURE	Common shares	%	Preferred shares	%	Total share capital (thousand)	Total %
	(thousand)		(thousand)

Santander Group ¹	3,442,657	89.4%	3,275,993	88.3%	6,718,650	88.8%
Treasury Shares	24,506	0.6%	24,506	0.7%	49,012	0.6%
Free Float	383,808	10.0%	411,612	11.1%	795,420	10.5%
Total	3,850,971	100.0%	3,712,112	100.0%	7,563,082	100.0%

1- Includes shareholding of Grupo Empresarial Santander, S.L. ; Sterrebeeck B.V. and Santander Insurance Holding, S.L., as well the administrators.

PERFORMANCE

In the second quarter of 2016, Santander Brasil declared IOC of R$500 million, which will be paid as of August 26th, 2016.

SANB11	1H16	1H15	Var. 1H16x1H15	2Q16	1Q16	Var. 2Q16x1Q16

Earnings (annualized) per unit (R$)	1.85	1.75	5.2%	1.92	1.77	8.9%
Dividend + Interest on capital per unit¹ (R$)	0.13	0.04	n.a.	0.13	0.00	n.a
Closing price (R$)[1]	18.2	16.9	7.4%	18.2	17.0	7.3%
Book Value per unit (R$)[2]	15.1	14.2	6.5%	15.1	14.5	4.4%
Market Capitalization (R$ bi)[3]	68.3	63.8	7.1%	68.3	63.7	7.2%
1 - Closing price refers to historical serie.
2 - Book Value calculation excludes the goodwill.
3 - Market capitalization: total Units (Unit = 1 ON + 1 PN) x last Unit's price.

  ¹ Voluntary tender offer concluded on October 30, 2014.

RATINGS

RATINGS AGENCIES

Santander is rated by international rating agencies and the ratings it receives reflect several factors, including the quality of its management, its operating performance and financial strength, and other factors related to the financial sector and the economic environment in which the company is inserted, with the long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by the main rating agencies.

	Global Scale				National Scale
RATINGS

	Local Currency		Foreign Currency		National
Rating Agency	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term

Fitch Ratings (outlook)	BBB- (negative)	F3	BB+ (negative)	B	AAA (bra) (stable)	F1+ (bra)

Standard & Poor’s (outlook)	BB (negative)	B	BB (negative)	B	brAA- (negative)	brA-1

Moody's (outlook)	Ba1 (negative)	NP	Ba3 (negative)	NP	Aaa.br (negative)	BR-1

Ratings assigned according published reports by Rating Agencies.

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL INCOME STATEMENTS

BALANCE SHEET

ASSETS (R$ million)	Jun/16	Mar/16	Dec/15	Sep/15	Jun/15

Current Assets and Long Term Assets	642,337	655,329	663,809	689,054	591,269
Cash and Cash Equivalents	5,209	5,463	6,864	6,928	5,525
Interbank Investments	64,278	51,481	55,810	59,264	56,850
Money Market Investments	47,349	31,838	31,990	29,933	32,452
Interbank Deposits	2,446	2,248	1,989	2,341	2,270
Foreign Currency Investments	14,482	17,395	21,831	26,989	22,129
Securities and Derivative Financial Instrument	149,988	151,377	142,892	154,262	145,900
Own Portfolio	42,820	30,072	36,311	29,891	38,403
Subject to Repurchase Commitments	65,301	82,498	58,961	72,895	70,536
Posted to Central Bank of Brazil	4,432	6,712	6,216	8,541	9,991
Pledged in Guarantees	14,032	15,036	15,390	16,330	13,930
Others	23,402	17,059	26,013	26,604	13,039
Interbank Accounts	61,478	57,101	55,303	52,224	34,689
Restricted Deposits:	59,667	55,724	55,266	50,392	32,856
-Central Bank of Brazil	59,499	55,555	55,096	50,221	32,687
-National Housing System	168	169	170	171	169
Others	1,810	1,376	37	1,832	1,833
Interbranch Accounts	-	-	-	-	-
Lending Operations	227,906	232,145	244,460	246,648	239,445
Lending Operations	244,290	248,360	261,083	262,050	254,523
Lending Operations Related to Assignment	162	181	209	203	2
(Allowance for Loan Losses)	(16,546)	(16,396)	(16,832)	(15,605)	(15,080)
Other Receivables	130,637	154,830	155,993	167,419	106,410
Foreign Exchange Portfolio	70,859	93,784	91,855	101,360	55,772
Tax Credits	26,701	30,085	33,988	32,457	23,308
Others	33,077	30,961	30,150	33,601	27,330
Others Assets	2,842	2,932	2,486	2,310	2,449
Permanent Assets	12,857	13,420	13,645	13,353	14,021
Investments	164	164	68	38	38
Fixed Assets	6,825	6,915	6,986	6,733	6,707
Intangibles	5,868	6,341	6,591	6,581	7,276
Goodwill	27,475	27,490	27,490	27,527	27,527
Intangible Assets	8,207	7,960	7,751	6,934	6,940
(Accumulated Amortization)	(29,815)	(29,109)	(28,649)	(27,881)	(27,192)
Total Assets	655,194	668,750	677,454	702,407	605,290

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL INCOME STATEMENTS

LIABILITIES (R$ million)	Jun/16	Mar/16	Dec/15	Sep/15	Jun/15

Current Liabilities and Long Term Liabilities	593,035	608,360	620,293	642,458	541,233
Deposits	134,548	136,947	141,886	145,585	143,787
Demand Deposits	14,917	14,491	15,698	18,521	14,842
Savings Deposits	34,517	34,964	35,985	35,540	36,595
Interbank Deposits	2,601	2,444	3,675	3,402	3,008
Time Deposits	82,513	85,048	86,528	88,121	89,342
Money Market Funding	152,759	148,702	134,960	138,758	126,218
Own Portfolio	120,342	121,355	104,218	110,909	104,145
Third Parties	6,424	5,672	10,828	11,605	6,300
Free Portfolio	25,992	21,675	19,915	16,243	15,774
Funds from Acceptance and Issuance of Securities	100,247	96,863	99,848	99,202	90,496
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	92,611	88,553	84,607	81,786	77,129
Securities Issued Abroad	5,732	6,443	13,472	15,778	11,910
Others	1,904	1,867	1,769	1,639	1,457
Interbank Accounts	1,651	1,276	14	1,626	1,573
Interbranch Accounts	2,443	2,397	3,818	2,617	2,229
Borrowings	27,645	32,127	36,762	39,384	29,567
Domestic Onlendings - Official Institutions	15,934	16,082	16,263	14,767	15,737
National Economic and Social Development Bank (BNDES)	8,129	7,900	7,886	6,367	6,817
National Equipment Financing Authority (FINAME)	7,543	7,892	8,045	8,064	8,646
Other Institutions	262	289	332	337	274
Foreign Onlendings	-	-	-	-	-
Derivative Financial Instruments	18,049	14,297	22,883	29,870	12,676
Other Payables	139,760	159,669	163,859	170,650	118,948
Foreign Exchange Portfolio	66,533	88,552	89,330	99,537	54,993
Tax and Social Security	11,863	11,705	10,537	10,695	10,776
Subordinated Debts	8,675	8,379	8,097	7,818	7,546
Debt Instruments Eligible to Compose Capital	8,188	9,001	9,962	10,046	7,914
Others	44,502	42,032	45,932	42,552	37,718
Deferred Income	372	409	385	396	419
Minority Interest	1,938	1,928	1,956	1,951	1,906
Equity	59,850	58,053	54,819	57,602	61,732
Total Liabilities	655,194	668,750	677,454	702,407	605,290

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL INCOME STATEMENTS

SUMMARIZED MANAGERIAL FINANCIAL STATEMENT

MANAGERIAL FINANCIAL STATEMENT¹ (R$ million)
	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15

Net Interest Income	7,808	7,599	7,384	7,631	7,480	7,140
Allowance for Loan Losses	(2,515)	(2,424)	(2,762)	(2,448)	(2,338)	(2,112)
Net Interest Income after Loan Losses	5,293	5,175	4,622	5,183	5,142	5,028
Fee and commission income	3,328	3,090	3,210	2,919	2,910	2,828
General Expenses	(4,424)	(4,410)	(4,632)	(4,288)	(4,300)	(4,103)
Personnel Expenses + Profit Sharing	(2,082)	(2,132)	(2,202)	(2,054)	(1,962)	(1,861)
Administrative Expenses²	(2,341)	(2,278)	(2,430)	(2,234)	(2,337)	(2,242)
Tax Expenses	(823)	(817)	(784)	(770)	(889)	(929)
Investments in Affiliates and Subsidiaries	0	0	0	0	0	1
Other Operating Income/Expenses	(1,185)	(1,197)	(802)	(844)	(925)	(802)
Operating Profit	2,190	1,841	1,614	2,201	1,938	2,022
Non Operating Income	(5)	25	(21)	21	39	78
Net Profit before Tax	2,186	1,866	1,593	2,222	1,977	2,100
Income Tax and Social Contribution	(323)	(204)	55	(431)	(293)	(408)
Minority Interest	(56)	(2)	(40)	(82)	(9)	(60)
Net Profit	1,806	1,660	1,607	1,708	1,675	1,633

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 24 and 25.
2. Administrative Expenses exclude 100% of the goodwill amortization expense.

Under Brazilian income tax rules, gains (losses) resulting from the exchange rate variation on foreign currency investments are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was set up in order to immunize the net profit from the impact of the foreign exchange variation on the income tax and tax expenses lines.

EXCHANGE HEDGE (R$ million)	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15

Net Interest Income	3,648	3,434	665	(8,358)	882	(4,721)
Tax Expenses	(357)	(336)	(65)	871	(96)	513
Income Tax	(3,292)	(3,098)	(600)	7,487	(786)	4,208

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

In order to ensure a better understanding of the results in BR GAAP, we present below the reconciliation of the managerial result with the accounting result. It is worth noting that these adjustments, with the exception of the amortization of goodwill and the non-recurring items, have no effect on net profit.

	6M16	Reclassifications					Others Events[5]	6M16
ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Foreign exchange variation/Others[4]		Managerial

NET INTEREST INCOME	23,108	7,082	1,401	-	-	(782)		15,408
Allowance for Loan Losses	(5,753)	-	(1,401)	-	-	587		(4,940)
NET INTEREST INCOME AFTER LOAN LOSSES	17,355	7,082	-	-	-	(195)		10,468
Fee and commission income	6,419	-	-	-	-	-		6,419
General Expenses	(9,126)	-	-	(906)	614	-		(8,834)
Personnel Expenses + Profit Sharing	(3,600)	-	-	-	614	-		(4,214)
Administrative Expenses	(5,526)	-	-	(906)	-	-		(4,620)
Tax Expenses	(2,332)	(692)	-	-	-	-		(1,640)
Investments in Affiliates and Subsidiaries	1	-	-	-	-	-		1
Other Operating Income/Expenses	(2,188)	-	-	-	-	195		(2,383)
OPERATING INCOME	10,129	6,390	-	(906)	614	0		4,031
Non Operating Income	21	-	-	-	-	-		21
NET PROFIT BEFORE TAX	10,150	6,390	-	(906)	614	0		4,052
Income Tax	(6,917)	(6,390)	-	-	-	-		(527)
Profit Sharing	(614)	-	-	-	(614)	-		-
Minority Interest	(58)	-	-	-	-	-		(58)
NET PROFIT	2,560	-	-	(906)	-	0		3,466

	6M15	Reclassifications					Others Events[5]	6M15
ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Foreign exchange variation		Managerial

NET INTEREST INCOME	12,030	(3,838)	1,085	-	-	575	(411)	14,620
Allowance for Loan Losses	(6,324)	-	(1,085)	-	-	(237)	(552)	(4,450)
NET INTEREST INCOME AFTER LOAN LOSSES	5,705	(3,838)	-	-	-	338	(963)	10,170
Fee and commission income	5,738	-	-	-	-	-	-	5,738
General Expenses	(9,770)	-	-	(1,900)	533	-	-	(8,403)
Personnel Expenses + Profit Sharing	(3,291)	-	-	-	533	-	-	(3,823)
Administrative Expenses	(6,479)	-	-	(1,900)	-	-	-	(4,580)
Tax Expenses	(1,123)	417	-	-	-	-	278	(1,818)
Investments in Affiliates and Subsidiaries	1	-	-	-	-	-	-	1
Other Operating Income/Expenses	3,974	-	-	-	-	(338)	6,039	(1,727)
OPERATING INCOME	4,525	(3,421)	-	(1,900)	533	-	5,354	3,960
Non Operating Income	117	-	-	-	-	-	-	117
NET PROFIT BEFORE TAX	4,643	- 3,421	-	(1,900)	533	-	5,354	4,078
Income Tax	523	3,421	-	-	-	-	(2,197)	(701)
Profit Sharing	(533)	-	-	-	(533)	-	-	0
Minority Interest	(69)	-	-	-	-	-	-	(69)
NET PROFIT	4,565	-	-	(1,900)	-	-	3,157	3,308

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

	2Q16	Reclassifications					Others Events[5]	2Q16
ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Foreign exchange variation		Managerial

NET INTEREST INCOME	11,973	3,648	797	-	-	(281)		7,808
Allowance for Loan Losses	(3,136)	-	(797)	-	-	176		(2,515)
NET INTEREST INCOME AFTER LOAN LOSSES	8,837	3,648	-	-	-	(105)		5,293
Fee and commission income	3,328	-	-	-	-	-		3,328
General Expenses	(4,586)	-	-	(459)	296	-		(4,424)
Personnel Expenses + Profit Sharing	(1,787)	-	-	-	296	-		(2,082)
Administrative Expenses	(2,800)	-	-	(459)	-	-		(2,341)
Tax Expenses	(1,179)	(357)	-	-	-	-		(823)
Investments in Affiliates and Subsidiaries	0	-	-	-	-	-		0
Other Operating Income/Expenses	(1,080)	-	-	-	-	105		(1,185)
OPERATING INCOME	5,319	3,292	-	(459)	296	-		2,190
Non Operating Income	(5)	-	-	-	-	-		(5)
NET PROFIT BEFORE TAX	5,314	3,292	-	(459)	296	-		2,186
Income Tax	(3,615)	(3,292)	-	-	-	-		(323)
Profit Sharing	(296)	-	-	-	(296)	-		-
Minority Interest	(56)	-	-	-	-	-		(56)
NET PROFIT	1,347	-	-	(459)	-	-		1,806

	1Q16	Reclassifications					Others Events[5]	1Q16
ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Foreign exchange variation/Others[4]		Managerial

NET INTEREST INCOME	11,135	3,434	604	-	-	(501)		7,599
Allowance for Loan Losses	(2,617)	-	(604)	-	-	411		(2,424)
NET INTEREST INCOME AFTER LOAN LOSSES	8,518	3,434	-	-	-	(90)		5,175
Fee and commission income	3,090	-	-	-	-	-		3,090
General Expenses	(4,539)	-	-	(447)	318	-		(4,410)
Personnel Expenses + Profit Sharing	(1,813)	-	-	-	318	-		(2,132)
Administrative Expenses	(2,726)	-	-	(447)	-	-		(2,278)
Tax Expenses	(1,153)	(336)	-	-	-	-		(817)
Investments in Affiliates and Subsidiaries	0	-	-	-	-	-		0
Other Operating Income/Expenses	(1,107)	-	-	-	-	90		(1,197)
OPERATING INCOME	4,810	3,098	-	(447)	318	0		1,841
Non Operating Income	25	-	-	-	-	-		25
NET PROFIT BEFORE TAX	4,835	3,098	-	(447)	318	0		1,866
Income Tax	(3,302)	(3,098)	-	-	-	-		(204)
Profit Sharing	(318)	-	-	-	(318)	-		0
Minority Interest	(2)	-	-	-	-	-		(2)
NET PROFIT	1,213	-	-	(447)	-	0		1,660

1. Exchange Hedge: For more details, see page 23.

2. Credit Recovery: Reclassified from revenue from loan operations to the allowance for loan losses.

3. Amortization of Goodwill: Reversal of goodwill amortization expenses.

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

4. Exchange rate variation/other: This also includes, in addition to the effect of exchange rate changes, reclassifications between results lines (net interest income, income from the allowance for loan losses, other operating income/expenses and non-operating income) for better comparability with previous quarters.

5. Others:

a)  Net interest income: adjustment to the appreciation of assets corresponding to the impairment of securities.

b)  Allowance for loan losses: complementary provisions recorded and isolated impacts from large companies.

c)   Tax Expenses:  reversal of the upgrade of the Cofins provision for the year 2015.

d) Other operating income/expenses: reversal of Cofins tax provisions totaling R$7.7 billion; the impairment of software, amounting to R$363 million, due to systems obsolescence and discontinuity; the impairment of payroll assets totaling R$534 million; and provisions for civil and tax contingencies amounting to R$735 million.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 27, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer